 EXHIBIT 99.7

CERTIFICATE OF ABRIDGMENT

Section 2.20 of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”)

TO:	ONTARIO SECURITIES COMMISSION
AND TO:	ALBERTA SECURITIES COMMISSION

BRITISH COLUMBIA SECURITIES COMMISSION

MANITOBA SECURITIES COMMISSION

FINANCIAL AND CONSUMER SERVICES COMMISSION

OFFICE OF THE SUPERINTENDENT OF SECURITIES SERVICE

NEWFOUNDLAND AND LABRADOR

OFFICE OF THE SUPERINTENDENT OF SECURITIES

NOVA SCOTIA SECURITIES COMMISSION

OFFICE OF THE SUPERINTENDENT OF SECURITIES NUNAVUT

FINANCIAL AND CONSUMER SERVICES DIVISION

AUTORITÉ DES MARCHÉS FINANCIERS

FINANCIAL AND CONSUMER AFFAIRS AUTHORITY OF SASKATCHEWAN

OFFICE OF THE YUKON SUPERINTENDENT OF SECURITIES

RE:	ANNUAL GENERAL AND SPECIAL MEETING OF SECURITYHOLDERS OF FSD PHARMA INC. (THE “CORPORATION”) TO BE HELD ON JULY 22, 2024 (THE “MEETING”)

 In connection with the Meeting, the undersigned, being a duly appointed officer of the Corporation, hereby certifies for and on behalf of the Corporation, in such capacity, and not in his personal capacity, that:

a)	arrangements have been made to have the proxy-related materials for the Meeting delivered in compliance with the applicable timing requirements in Sections 2.9 and 2.12 of NI 54- 101;

b)	arrangements have been made to carry out all of the requirements of NI 54-101 in addition to those described in paragraph (a) above; and

c)	the Corporation is relying on Section 2.20(c) of NI 54-101 to abridge the time periods described by Sections 2.2(1) and 2.5(1) of NI 54-101 applicable to the Meeting.

DATED this 20th day of June 2024.

FSD PHARMA INC.

Per:
Zeeshan Saeed
Founder, CEO, Executive Co- Chairman & Director

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